Exhibit 99.1

NiCE Reports 14% Year-Over-Year Cloud Revenue Growth for Fourth Quarter
and 13% Growth for Full Year 2025

•	Company expects 14.5%-15.0% year over year cloud revenue growth for full year 2026
•	Year-end ’25 cloud backlog growth accelerates to 25% year over year
•	Q4 2025 AI ARR increased 66% year over year
•	Company announces new $600 million share repurchase program

Hoboken, New Jersey, February 19, 2026 - NiCE (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2025, as compared to the corresponding periods of the previous year.

Fourth Quarter 2025 Financial Highlights

GAAP	Non-GAAP
Total revenue was $786.5 million and increased 9%	Total revenue was $786.5 million and increased 9%
Cloud revenue was $608.3 million and increased 14%	Cloud revenue was $608.3 million and increased 14%
Operating income was $176.2 million and increased 14%	Operating income was $243.8 million and increased 7%
Operating margin was 22.4% compared to 21.4% last year	Operating margin was 31.0% compared to 31.5% last year
Diluted EPS was $2.41 and increased 57%	Diluted EPS was $3.24 and increased 7%
Net cash provided by operating activities was $179.7 million

Full Year 2025 Financial Highlights

GAAP	Non-GAAP
Total revenue was $2,945.4 million and increased 8%	Total revenue was $2,945.4 million and increased 8%
Cloud revenue was $2,238.4 million and increased 13%	Cloud revenue was $2,238.4 million and increased 13%
Operating income was $645.8 million and increased 18%	Operating income was $907.9 million and increased 7%
Operating margin was 21.9% compared to 20.0% last year	Operating margin was 30.8% compared to 31.1% last year
Diluted EPS was $9.67 and increased 43%	Diluted EPS was $12.30 and increased 11%
Net cash provided by operating activities was $716.5 million

“We’re pleased to report a strong fourth quarter and close to a transformative year for NiCE, reflecting disciplined execution and accelerating AI momentum,” said Scott Russell, CEO of NiCE. “For the full year, we delivered total revenue growth of 8% and cloud revenue growth of 13%, both at the high end of our guidance. Our strong cloud revenue growth was driven by continued momentum in our AI offerings, growing traction in the large enterprise segment, and robust performance across international markets. In the fourth quarter 2025, AI ARR increased 66% year over year to $328 million, and AI was included in 100% of our new seven-figure CXone deals for the full year 2025, underscoring strong enterprise demand for our AI-native platform.”

Mr. Russell continued, “As we enter 2026, we are building on this strength with strong bookings momentum, expanding backlog, and accelerating international growth. Together with Cognigy, NiCE is the only provider offering a fully AI-native CX platform that unifies voice, digital, and agentic AI at enterprise scale. AI is expanding our market opportunity beyond the contact center, and we are moving with speed and focus to capitalize on this generational shift — positioning NiCE to extend our market leadership in CX AI and accelerate cloud growth in 2026 and beyond.”

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues:
Fourth quarter 2025 total revenues increased 9% year over year to $786.5 million compared to $721.6 million for the fourth quarter of 2024.
Full year 2025 total revenues increased 8% to $2,945.4 million compared to $2,735.3 million for the full year 2024.

Gross Profit:
Fourth quarter 2025 gross profit was $513.9 million compared to $489.2 million for the fourth quarter of 2024. Fourth quarter 2025 gross margin was 65.3% compared to 67.8% for the fourth quarter of 2024.
Full year 2025 gross profit was $1,956.1 million compared to $1,825.7 million for the full year 2024. Full year 2025 gross margin was 66.4% compared to 66.7% for the full year 2024.

Operating Income:
Fourth quarter 2025 operating income increased 14% to $176.2 million compared to $154.3 million for the fourth quarter of 2024. Fourth quarter 2025 operating margin was 22.4% compared to 21.4% for the fourth quarter of 2024.
Full year 2025 operating income was $645.8 million compared to $546.0 million for the full year 2024. Full year 2025 operating margin was 21.9% compared to 20.0% for the full year 2024.

Net Income:
Fourth quarter 2025 net income increased 51% to $150.6 million compared to $99.5 million for the fourth quarter of 2024. Fourth quarter 2025 net income margin was 19.1% compared to 13.8% for the fourth quarter of 2024.
Full year 2025 net income was $612.1 million compared to $442.6 million for the full year 2024. Full year 2025 net income margin was 20.8% compared to 16.2% for the full year 2024.

Fully Diluted Earnings Per Share:
Fully diluted earnings per share for the fourth quarter of 2025 increased 57% to $2.41 compared to $1.54 in the fourth quarter of 2024.
Fully diluted earnings per share for the full year 2025 increased 43% to $9.67 compared to $6.76 for the full year 2024.

Cash Flow and Cash Balance:
Fourth quarter 2025 operating cash flow was $179.7 million and full year 2025 operating cash flow was $716.5 million.
In the fourth quarter 2025, $165.2 million was used for share repurchases and for the full year 2025, $488.9 million were used for share repurchases.
As of December 31, 2025, total cash and cash equivalents, and short-term investments were $417.4 million, with no outstanding debt.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues:
Fourth quarter 2025 non-GAAP total revenues increased 9% year over year to $786.5 million compared to $721.6 million for the fourth quarter of 2024.
Full year 2025 non-GAAP total revenues increased 8% to $2,945.4 million compared to $2,735.3 million for the full year 2024.

Gross Profit:
Fourth quarter 2025 non-GAAP gross profit was $544.9 million compared to $515.3 million for the fourth quarter of 2024. Fourth quarter 2025 non-GAAP gross margin was 69.3% compared to 71.4% for the fourth quarter of 2024.
Full year 2025 gross profit was $2,049.5 million compared to $1,942.7 million for the full year 2024. Full year 2025 non-GAAP gross margin was 69.6% compared to 71.0% for the full year 2024.

Operating Income:
Fourth quarter 2025 non-GAAP operating income was $243.8 million compared to $227.3 million for the fourth quarter of 2024. Fourth quarter 2025 non-GAAP operating margin was 31.0% compared to 31.5% for the fourth quarter of 2024.
Full year 2025 non-GAAP operating income was $907.9 million compared to $849.6 million for the full year 2024. Full year 2025 non-GAAP operating margin was 30.8% compared to 31.1% for the full year 2024.

Net Income:
Fourth quarter 2025 non-GAAP net income was $202.7 million compared to $195.8 million for the fourth quarter of 2024. Fourth quarter 2025 non-GAAP net income margin totaled 25.8% compared to 27.1% for the fourth quarter of 2024.
Full year 2025 non-GAAP net income was $778.8 million compared to $728.4 million for the full year 2024. Full year 2025 non-GAAP net income margin was 26.4% compared to 26.6% for the full year 2024.

Fully Diluted Earnings Per Share:
Fourth quarter 2025 non-GAAP fully diluted earnings per share was $3.24 compared to $3.02 for the fourth quarter of 2024.
Full year 2025 non-GAAP fully diluted earnings per share was $12.30 compared to $11.12 for the full year 2024.

Balance Sheet and Capital Return Update:

On February 18, 2026, NiCE entered into a secured Credit Agreement with certain lenders and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for a $300 million revolving credit facility, and is subject to customary closing conditions. Unless terminated earlier, the commitments under the revolving credit facility will expire on February 17, 2029. The facility provides additional liquidity and optionality while maintaining a strong balance sheet.

On February 18, 2026, NiCE’s Board of Directors authorized a new $600 million share repurchase program. The execution of this program is subject to the issuance of the Company’s audited annual financial report for the year 2025. This authorization reflects the company’s conviction in its long-term growth opportunity and durability of its cash flow generation. Following this authorization, NiCE currently has approximately $1 billion of total remaining share repurchase capacity (including previously authorized share repurchased programs which were not fully exhausted).

The new share repurchase program has an indefinite term. Share repurchases under the program will be made from time to time in open market purchases, private transactions, or other transactions as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to price, regulatory requirements, and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares, and the program may be modified, suspended, or discontinued at any time without further notice.

First Quarter and Full Year 2026 Guidance:

First-Quarter 2026:
First-quarter 2026 non-GAAP total revenues are expected to be in a range of $755 million to $765 million, representing 8.5% year over year growth at the midpoint.

First-quarter 2026 non-GAAP fully diluted earnings per share are expected to be in a range of $2.45 to $2.55.

Full-Year 2026:
Full-year 2026 non-GAAP total revenues are expected to be in a range of $3,170 million to $3,190 million, representing 8.0% year over year growth at the midpoint.

Full-year 2026 non-GAAP fully diluted earnings per share are expected to be in a range of $10.85 to $11.05.

The above full year 2026 guidance includes the expectation of 14.5%-15.0% year over year growth in cloud revenue.

Quarterly Results Conference Call

NiCE management will host its earnings conference call today, February 19, 2026, at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the ongoing financial performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Investor Relations Contact
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NiCE trademarks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapid changes in technology and market requirements, the implementation of AI capabilities in certain products and services; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications, loss of market share, cyber security attacks or other security incidents, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy, our ability to recruit and retain qualified personnel, the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$379,388	$481,712
Short-term investments	38,010	1,139,996
Trade receivables	737,954	643,985
Prepaid expenses and other current assets	223,780	239,080

Total current assets	1,379,132	2,504,773

LONG-TERM ASSETS:
Property and equipment, net	189,395	185,292
Deferred tax assets	198,213	219,232
Other intangible assets, net	587,599	231,346
Operating lease right-of-use assets	78,064	93,083
Goodwill	2,440,532	1,849,668
Prepaid expenses and other long-term assets	233,095	212,512

Total long-term assets	3,726,898	2,791,133

TOTAL ASSETS	$5,106,030	$5,295,906

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$100,782	$110,603
Deferred revenues and advances from customers	303,911	299,367
Current maturities of operating leases	13,742	12,554
Debt	-	458,791
Accrued expenses and other liabilities	469,192	593,109

Total current liabilities	887,627	1,474,424

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	61,392	66,289
Operating leases	75,059	92,258
Deferred tax liabilities	109,993	1,965
Other long-term liabilities	95,431	57,807

Total long-term liabilities	341,875	218,319

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,876,528	3,589,742
Non-controlling interests	-	13,421

Total shareholders' equity	3,876,528	3,603,163

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,106,030	$5,295,906

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited	Audited	Unaudited	Audited

Revenue:
Cloud	$608,334	$533,947	$2,238,421	$1,984,160
Services	140,600	149,650	559,989	596,031
Product	37,562	38,003	146,989	155,081
Total revenue	786,496	721,600	2,945,399	2,735,272

Cost of revenue:
Cloud	215,370	180,110	770,476	699,713
Services	52,219	47,009	193,934	184,410
Product	5,054	5,267	24,844	25,401
Total cost of revenue	272,643	232,386	989,254	909,524

Gross profit	513,853	489,214	1,956,145	1,825,748

Operating expenses:
Research and development, net	91,123	94,753	360,450	360,607
Selling and marketing	168,035	176,813	661,132	642,251
General and administrative	78,472	63,336	288,805	276,936
Total operating expenses	337,630	334,902	1,310,387	1,279,794

Operating income	176,223	154,312	645,758	545,954

Financial and other income, net	(6,453)	(16,938)	(58,259)	(58,872)

Income before tax	182,676	171,250	704,017	604,826
Taxes on income	32,122	71,741	91,916	162,238
Net income	$150,554	$99,509	$612,101	$442,588

Earnings per share:
Basic	$2.44	$1.56	$9.82	$6.97
Diluted	$2.41	$1.54	$9.67	$6.76

Weighted average shares outstanding:
Basic	61,802	63,720	62,333	63,483
Diluted	62,576	64,802	63,323	65,506

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited	Audited	Unaudited	Audited

Operating Activities

Net income	$150,554	$99,509	$612,101	$442,588
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,073	48,776	199,044	205,020
Share-based compensation	29,565	48,185	146,046	182,067
Amortization of premium and discount and accrued interest on marketable securities	(66)	(3,135)	1,468	(9,861)
Deferred taxes, net	19,792	(1,312)	10,495	(40,261)
Changes in operating assets and liabilities:
Trade Receivables, net	(23,107)	(20,993)	(75,792)	(61,025)
Prepaid expenses and other current assets	7,354	(2,625)	40,744	25,040
Operating lease right-of-use assets	3,226	3,025	14,361	12,951
Trade payables	4,687	39,319	(15,124)	43,965
Accrued expenses and other current liabilities	(30,393)	63,507	(175,149)	41,952
Deferred revenue	(41,882)	(19,138)	(22,833)	3,049
Realized gain on marketable securities, net	-	-	(4,463)	-
Operating lease liabilities	(2,731)	(2,767)	(16,309)	(13,291)
Amortization of discount on debt	-	430	1,210	1,834
Change in fair value of contingent consideration	-	(3,054)	-	(3,054)
Other	584	(205)	750	1,667
Net cash provided by operating activities	179,656	249,522	716,549	832,641

Investing Activities

Purchase of property and equipment	(3,416)	(7,567)	(18,920)	(34,962)
Purchase of Investments	(4,228)	(362,822)	(93,272)	(938,154)
Proceeds from sales of marketable investments	792	-	1,002,100	512,556
Proceeds from maturities of marketable investments	3,374	77,086	200,972	192,776
Capitalization of internal use software costs	(20,262)	(16,819)	(74,828)	(64,805)
Payments for business acquisitions, net of cash acquired	(29,509)	(20,309)	(856,092)	(64,816)
Net cash provided by (used in) investing activities	(53,249)	(330,431)	159,960	(397,405)

Financing Activities

Proceeds from issuance of shares upon exercise of options	86	723	1,109	3,063
Purchase of treasury shares	(165,192)	(95,156)	(488,911)	(369,196)
Dividends paid to noncontrolling interest	-	(355)	-	(3,036)
Purchase of subsidiaries shares from non-controlling interest	-	-	(36,466)	-
Repayment of debt	-	-	(460,000)	(87,435)
Net cash used in financing activities	(165,106)	(94,788)	(984,268)	(456,604)

Effect of exchange rates on cash and cash equivalents	535	(8,174)	4,734	(6,914)

Net change in cash, cash equivalents and restricted cash	(38,164)	(183,871)	(103,025)	(28,282)
Cash, cash equivalents and restricted cash, beginning of period	$420,171	$668,903	$485,032	$513,314

Cash, cash equivalents and restricted cash, end of period	$382,007	$485,032	$382,007	$485,032

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$379,388	$481,712	$379,388	$481,712
Restricted cash included in other current assets	$2,619	$3,320	$2,619	$3,320
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$382,007	$485,032	$382,007	$485,032

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2025	2024	2025	2024
GAAP revenues	$786,496	$721,600	$2,945,399	$2,735,272
Non-GAAP revenues	$786,496	$721,600	$2,945,399	$2,735,272

GAAP cost of revenue	$272,643	$232,386	$989,254	$909,524
Amortization of acquired intangible assets on cost of cloud	(27,151)	(19,592)	(72,933)	(93,370)
Amortization of acquired intangible assets on cost of product	-	-	-	(410)
Cost of cloud revenue adjustment (1,2)	(2,211)	(3,520)	(11,592)	(12,549)
Cost of services revenue adjustment (1)	(1,725)	(2,966)	(8,852)	(10,472)
Cost of product revenue adjustment (1)	58	(18)	(7)	(108)
Non-GAAP cost of revenue	$241,614	$206,290	$895,870	$792,615

GAAP gross profit	$513,853	$489,214	$1,956,145	$1,825,748
Gross profit adjustments	31,029	26,096	93,384	116,909
Non-GAAP gross profit	$544,882	$515,310	$2,049,529	$1,942,657

GAAP operating expenses	$337,630	$334,902	$1,310,387	$1,279,794
Research and development (1,2)	(3,879)	(6,461)	(16,512)	(28,822)
Sales and marketing (1,2)	(8,610)	(15,565)	(50,739)	(57,891)
General and administrative (1,2)	(14,771)	(21,628)	(73,722)	(81,042)
Amortization of acquired intangible assets	(9,293)	(6,263)	(27,801)	(22,087)
Valuation adjustment on acquired deferred commission	-	-	-	24
Change in fair value of contingent consideration		3,054	-	3,054
Non-GAAP operating expenses	$301,077	$288,039	$1,141,613	$1,093,030

GAAP financial and other income, net	$(6,453)	$(16,938)	$(58,259)	$(58,872)
Amortization of discount on debt	-	(430)	(1,210)	(1,834)
Realized gain on marketable securities, net	-	-	4,463	(115)
Non-GAAP financial and other income, net	$(6,453)	$(17,368)	$(55,006)	$(60,821)

GAAP taxes on income	$32,122	$71,741	$91,916	$162,238
Tax adjustments re non-GAAP adjustments	15,429	(22,878)	92,192	19,787
Non-GAAP taxes on income	$47,551	$48,863	$184,108	$182,025

GAAP net income	$150,554	$99,509	$612,101	$442,588
Amortization of acquired intangible assets	36,444	25,855	100,734	115,867
Valuation adjustment on acquired deferred commission	-	-	-	(24)
Share-based compensation (1)	31,138	49,720	152,358	187,717
Acquisition related expenses (2)	-	438	9,066	3,167
Amortization of discount on debt	-	430	1,210	1,834
Realized gain on marketable securities, net	-	-	(4,463)	-
Change in fair value of contingent consideration	-	(3,054)	-	(2,939)
Tax adjustments re non-GAAP adjustments	(15,429)	22,878	(92,192)	(19,787)
Non-GAAP net income	$202,707	$195,776	$778,814	$728,423

GAAP diluted earnings per share	$2.41	$1.54	$9.67	$6.76

Non-GAAP diluted earnings per share	$3.24	$3.02	$12.30	$11.12

Shares used in computing GAAP diluted earnings per share	62,576	64,802	63,323	65,506

Shares used in computing non-GAAP diluted earnings per share	62,576	64,802	63,323	65,506

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2025	2024	2025	2024

	Cost of cloud revenue	$2,211	$3,520	$11,592	$12,487
	Cost of services revenue	1,725	2,966	8,852	10,472
	Cost of product revenue	(58)	18	7	108
	Research and development	3,879	6,461	16,512	28,492
	Sales and marketing	8,610	15,554	50,729	57,230
	General and administrative	14,771	21,201	64,666	78,928
		$31,138	$49,720	$152,358	$187,717

(2)	Acquisition related expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2025	2024	2025	2024

	Cost of cloud revenue	$-	$-	$-	$62
	Research and development	-	-	-	330
	Sales and marketing	-	11	10	661
	General and administrative	-	427	9,056	2,114
		$-	$438	$9,066	$3,167

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited	Audited	Unaudited	Audited

GAAP net income	$150,554	$99,509	$612,101	$442,588
Non-GAAP adjustments:
Depreciation and amortization	62,073	48,776	199,044	205,020
Share-based compensation	29,565	48,185	146,046	182,067
Financial and other income, net	(6,453)	(16,938)	(58,259)	(58,872)
Acquisition related expenses	-	438	9,066	3,167
Change in fair value of contingent consideration	-	(3,054)	-	(3,054)
Valuation adjustment on acquired deferred commission	-	-	-	(24)
Taxes on income	32,122	71,741	91,916	162,238
Non-GAAP EBITDA	$267,861	$248,657	$999,914	$933,130

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited	Audited	Unaudited	Audited

Net cash provided by operating activities	$179,656	$249,522	$716,549	$832,641

Purchase of property and equipment	(3,416)	(7,567)	(18,920)	(34,962)
Capitalization of internal use software costs	(20,262)	(16,819)	(74,828)	(64,805)

Free Cash Flow (a)	$155,978	$225,136	$622,801	$732,874

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.